Exhibit 99.1

Ascentage Pharma’s Lisaftoclax Granted Breakthrough

Therapy Designation in China for Treatment-Naïve CLL/SLL

ROCKVILLE, MD, October 20, 2026 – Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855), a global, commercial-stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, announced today that lisaftoclax (APG-2575), the Company’s novel Bcl-2 inhibitor, has been granted a Breakthrough Therapy Designation (BTD) by the Center for Drug Evaluation (CDE) of China’s National Medical Products Administration (NMPA), in combination with acalabrutinib, for the treatment of treatment-naïve adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL).

BTDs are granted to innovative drugs or modified new drugs intended for the prevention or treatment of serious, life-threatening diseases or conditions that severely impair quality of life, for which there is no effective treatment, or where sufficient existing evidence demonstrates significant clinical advantages over currently available treatment options. Drug candidates that are granted BTDs receive priority from the CDE for communications and development guidance to accelerate drug development. Furthermore, if the applicant meets the relevant conditions after evaluation, it may apply for Priority Review status and conditional approval when submitting a New Drug Application (NDA) in China. Overall, the BTD pathway is designed to accelerate the development and review of innovative drugs and modified new drugs that offer significant clinical value or address urgent unmet clinical needs.

CLL/SLL is a clonal proliferative malignancy of B lymphocytes that predominantly affects older adults, with more than 100,000 new cases worldwide each year.1 In recent years, the incidence of CLL/SLL in China has been increasing, with some patients presenting at a younger age and with more aggressive disease.2

In CLL/SLL, immunochemotherapy and BTK inhibitors have been used as first-line treatment options and have achieved favorable response rates and survival outcomes, although certain limitations remain. Immunochemotherapy has limited efficacy in some patients, particularly in those with high-risk features such as del(17p)/TP53 mutations, complex karyotypes, and unmutated IGHV. BTK inhibitor monotherapy, which is an approved standard of care treatment, also has limitations, including insufficient depth of response and concerns regarding long-term safety, and requires continuous treatment. Once treatment fails, patients have very limited subsequent treatment options, with generally poor outcomes. Therefore, there remains an urgent clinical need for fixed-duration combination strategies that improve efficacy and depth of response while reducing adverse events.

Lisaftoclax is a novel, oral, selective Bcl-2 inhibitor developed by Ascentage Pharma. In July 2025, lisaftoclax was approved in China for the treatment of adult patients with CLL/SLL who had previously received at least one systemic therapy including a BTK inhibitor. Lisaftoclax is the first China-developed Bcl-2 inhibitor approved in China and the second Bcl-2 inhibitor approved globally. Ascentage Pharma is currently conducting four global registrational Phase III trials of lisaftoclax. One of these studies, GLORA-2, is a global registrational Phase III trial evaluating the clinical potential of lisaftoclax in combination with acalabrutinib as a first-line treatment for CLL/SLL.

Dr. Yifan Zhai, Chief Medical Officer of Ascentage Pharma, said, “This BTD recognizes the clinical potential of Lisaftoclax in combination with acalabrutinib for patients with treatment-naïve CLL/SLL and the urgent unmet need in this setting. Moving forward, we are continuing to accelerate the global clinical development of lisaftoclax across relevant indications and are striving to bring this treatment to more patients as quickly as possible.”

References

1.	Yao, Y., Lin, X., Li, F., et al. The global burden and attributable risk factors of chronic lymphocytic leukemia in 204 countries and territories from 1990 to 2019: analysis based on the global burden of disease study 2019. Biomed Eng Online. 2022 Jan 11;21(1):4. DOI: 10.1186/s12938-021-00973-6

2.	刘澎. 复旦大学附属中山医院慢性淋巴细胞白血病/小淋巴细胞淋巴瘤诊疗规范（2018）[J].中国临床医学, 2018, 25(1): 157-160. DOI: 10.12015/j. issn.1008-6358.2018.20180

In the United States, lisaftoclax (APG-2575) is an investigational compound and has not been approved by the US FDA. The combination of lisaftoclax and acalabrutinib is investigational and has not been approved in any market.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that include inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, next-generation kinase inhibitors, and protein degraders.

The Company’s first approved product, olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting an FDA- and EMA-cleared registrational Phase III trial, called POLARIS-2, of olverembatinib for CML, as well as FDA- and EMA-cleared registrational Phase III trials for patients with newly diagnosed Ph+ ALL, called POLARIS-1, and SDH-deficient GIST patients, called POLARIS-3.

The Company’s second approved product, lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax has been approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA- and EMA- cleared GLORA study of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the FDA- and EMA-cleared GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements” in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 29, 2026, the sections headed “Forward-looking Statements” and “Risk Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited where the Company’s ordinary shares are listed it has made or it makes from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this press release do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations:

Ascentage Pharma

IR@ascentage.com

+1 (301) 792-6286

astr partners

brian.korb@astrpartners.com

+1 (917) 653-5122

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